UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 9)
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

Yongye International, Inc.

(Name of the Issuer)

Yongye International, Inc.
Yongye International Limited
Yongye International Merger Sub Limited
Full Alliance International Limited
Mr. Zishen Wu
Ms. Xingmei Zhong
Orient Blossom Investments Limited
Morgan Stanley Private Equity Asia III, L.L.C.
Morgan Stanley Private Equity Asia III, L.P.
Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd
MSPEA Agriculture Holding Limited
Lead Rich International Limited
Stable Rich Capital Advisory Limited
Mr. Peng Liu
Prosper Sino Development Limited

(Names of Persons Filing Statement)

Common Stock, par value $0.001 par value per share

(Title of Class of Securities)

98607B106

(CUSIP Number)

Yongye International, Inc. Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District Beijing, People’s Republic of China +(86) 10 8232 8866	Zishen Wu c/o Yongye International, Inc. Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District Beijing, People’s Republic of China +(86) 10 8232 8866	Xingmei Zhong Full Alliance International Limited Room 1701, Wing Tuck Commercial Centre, 183 Wing Lok Street Sheung Wan, Hong Kong +(852) 2572 3986

Marco Chung Morgan Stanley Level 46, International Commerce Centre 1 Austin Road West, Kowloon Hong Kong +(852) 2848-5200	Peng Liu Lead Rich International Limited Stable Rich Capital Advisory Limited c/o Interglobe Corporate Solutions Ltd 26/F, Beautiful Group Tower 77 Connaught Road, Central, Hong Kong +(852) 3585 3340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ling Huang, Esq. W. Clayton Johnson, Esq. Cleary Gottlieb Steen & Hamilton LLP Twin Towers — West (23Fl), Jianguomenwai Da Jie Chaoyang District, Beijing	Peter X. Huang, Esq. Daniel Dusek, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue, Beijing 100004

John E. Lange, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP Hong Kong Club Building, 12th Floor 3A Chater Road, Central, Hong Kong	Akiko Mikumo, Esq. Weil, Gotshal & Manges LLP 29/F Alexandra House 18 Chater Road, Central, Hong Kong	Mitchell S. Nussbaum, Esq. Norwood P. Beveridge, Jr., Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154

This statement is filed in connection with (check the appropriate box):

a	☐ filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐ The filing of a registration statement under the Securities Act of 1933.
c	☐ A tender offer.
d	☑ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$272,032,729.9	$35,037.82

*	Calculated solely for the purposes of determining the filing fee. The filing fee is calculated based on the sum of 38,314,469 shares of common stock issued and outstanding as of April 9, 2014 (being the remainder of the 50,685,216 shares of common stock as of April 9, 2014 minus the 12,370,747 shares of common stock beneficially owned by the rollover holders) multiplied by $7.10 per share merger consideration (the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.00012880.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $35,037.82
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement
Filing Party: Yongye International, Inc.
Date Filed: April 16, 2014

i

INTRODUCTION

This Amendment No. 9 (this “Final Amendment”) to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

•	Yongye International, Inc., a Nevada corporation (the “Company”), the issuer of the common stock, par value $0.001 per share (the “Company common stock”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;
•	Yongye International Limited, a Cayman Islands exempted company with limited liability (“Parent”);
•	Yongye International Merger Sub Limited, a Nevada corporation and wholly-owned subsidiary of Parent (“Merger Sub”);
•	Full Alliance International Limited, a British Virgin Islands company and the parent company of Parent (“Holdco”);
•	Mr. Zishen Wu, the chairman and chief executive officer of the Company (“Mr. Wu”);
•	Orient Blossom Investments Limited, a British Virgin Islands business company with limited liability (“Orient Blossom”);
•	Ms. Xingmei Zhong, the sole director and indirect shareholder of Holdco (“Ms. Zhong”);
•	Morgan Stanley Private Equity Asia III, L.L.C., a Delaware limited liability company;
•	Morgan Stanley Private Equity Asia III, L.P., a Cayman Islands limited partnership;
•	Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd, a Cayman Islands limited liability company;
•	MSPEA Agriculture Holding Limited, a Cayman Islands limited liability company (“MSPEA”);
•	Lead Rich International Limited, a British Virgin Islands business company with limited liability (“Lead Rich”);
•	Stable Rich Capital Advisory Limited, a British Virgin Islands business company with limited liability (“Stable Rich”);
•	Mr. Peng Liu, the sole shareholder and director of Lead Rich and Stable Rich (“Mr. Liu”); and
•	Prosper Sino Development Limited, a British Virgin Islands business company with limited liability (“Prosper Sino”).

In this Transaction Statement, we refer to Holdco, Mr. Zishen Wu, MSPEA and Prosper Sino collectively as the “rollover holders.”

The Transaction Statement relates to the agreement and plan of merger dated as of September 23, 2013, as amended on April 9, 2014 (as so amended, the “Amended Merger Agreement”), among the Company, Holdco, Parent and Merger Sub, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject of the Transaction Statement.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

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Item 15 Additional Information.

Item 15(c) is hereby amended and supplemented as follows:

On June 6, 2014, at 10:00 a.m., Beijing time, a special meeting of stockholders of the Company (the “Special Meeting”) was held at the offices of the Company located at Jinshan Economic Development Zone, Hohhot City, Inner Mongolia, the People’s Republic of China. At the Special Meeting, the stockholders of the Company voted to approve the Amended Merger Agreement and the transactions contemplated by the Amended Merger Agreement, including the Merger.

On July 3, 2014, New York time, the Company filed the articles of merger with the Secretary of State of the State of Nevada, pursuant to which the Merger became effective on July 3, 2014, New York time (the “Effective Time”). As a result of the Merger, Merger Sub merged with and into the Company, with the Company as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent.

At the Effective Time, each share of Company common stock issued and outstanding immediately prior to the Effective Time was converted into the right to receive US$7.10 in cash, without interest, less any applicable withholding taxes, except for the shares of Company common stock (i) owned by the Company or any subsidiary of the Company or (ii) owned by Holdco, Parent and Merger Sub, including shares contributed to Parent by Holdco, Mr. Wu, Prosper Sino and MSPEA, immediately prior to the Effective Time pursuant to a contribution agreement, dated as of September 23, 2013, as amended on November 25, 2013, among Parent, Holdco, Mr. Wu, Prosper Sino and MSPEA, which were cancelled without receiving any consideration.

As a result of the Merger, the Company common stock ceased trading on the NASDAQ Global Select Market (“NASDAQ”) and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. On July 3, 2014, New York time, NASDAQ filed a delisting application on Form 25 with the SEC to report that the Company is no longer listed on NASDAQ. The Company intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister the Company common stock under the Exchange Act and suspend the Company’s reporting obligations under the Exchange Act.

Item 16 Exhibits.

(a)-(1) Proxy Statement of Yongye International, Inc., incorporated by reference to the Schedule 14A filed with the SEC on May 2, 2014.***

(a)-(2) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.***

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.***

(a)-(4) Press Release issued by the Company, April 9, 2014, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on April 9, 2014.

(b)-(1) Facility Contract by and between CDB and Parent, dated September 23, 2013, incorporated herein by reference to Exhibit 7.03 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(b)-(2) Note Purchase Agreement, dated September 23, 2013, among Lead Rich, Mr. Wu and Holdco, incorporated herein by reference to Exhibit 7.06 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(c)-(1) Opinion of Houlihan Lokey Capital, Inc., dated April 9, 2014, incorporated herein by reference to Annex B to the Proxy Statement.***

(c)-(2) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated December 10, 2012.*

(c)-(3) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated January 31, 2013.*

2

(c)-(4) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated July 9, 2013.*

(c)-(5) English Translation of Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated August 29, 2013.†

(c)-(6) English Translation of Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated September 21, 2013.†

(c)-(7) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated September 23, 2013.*

(c)-(8) Addendum to Houlihan Lokey Capital, Inc. Engagement Letter, dated December 5, 2012.††

(c)-(9) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated April 9, 2014.**

(d)-(1) Agreement and Plan of Merger, dated as of September 23, 2013, among the Company, Holdco, Parent and Merger Sub, incorporated herein by reference to Annex A-1 to the Proxy Statement.***

(d)-(2) Limited Guarantee, dated as of September 23, 2013 by Mr. Wu and MSPEA in favor of the Company, incorporated herein by reference to Exhibit 9.2 to the Current Report on Form 8-K filed by the Company with the SEC on September 23, 2013.

(d)-(3) Voting Agreement, dated September 23, 2013, by the Company, Parent and the rollover holders, incorporated herein by reference to Exhibit 9.1 to the Current Report on Form 8-K filed by the Company with the SEC on September 23, 2013.

(d)-(4) Contribution Agreement, dated September 23, 2013, by and among the Company, Parent and the rollover holders, incorporated herein by reference to Exhibit 7.08 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(5) Equity Commitment Letter by and between Mr. Wu and Parent, dated September 23, 2013, incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(6) Equity Commitment Letter by and among Lead Rich, Holdco and Parent, dated September 23, 2013, incorporated herein by reference to Exhibit 7.05 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(7) First Amended and Restated Interim Investors Agreement by and among Mr. Wu, Ms. Zhong, Full Alliance, MSPEA and Lead Rich, dated April 9, 2014, incorporated herein by reference to Exhibit 7.16 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on April 10, 2013.

(d)-(8) Amendment to Contribution Agreement, dated November 25, 2013, by and among the Company, Parent and the rollover holders, incorporated herein by reference to Exhibit 7.13 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on November 25, 2013.

(d)-(9) Amendment No. 1 to the Merger Agreement, dated April 9, 2014, among the Company, Holdco, Parent and Merger Sub, incorporated herein by reference to Annex A-2 to the Proxy Statement.***

(f) Not applicable.

(g) Not applicable.

*	Previously filed on October 28, 2013.
†	Previously filed on November 6, 2013.
††	Previously filed on November 26, 2013.
**	Previously filed on April 16, 2014.
***	Previously filed on May 2, 2014.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2014

Yongye International, Inc.

By:	/s/ Sean Shao Name: Sean Shao Title: Director and Chair of Special Committee

Yongye International Limited

By:	/s/ Zishen Wu Name: Zishen Wu Title: Director

Yongye International Merger Sub Limited

By:	/s/ Zishen Wu Name: Zishen Wu Title: Director

Xingmei Zhong

By:	/s/ Xingmei Zhong

Full Alliance International Limited

By:	/s/ Zishen Wu Name: Zishen Wu Title: Director

Zishen Wu

By:	/s/ Zishen Wu

Orient Blossom Investments Limited

By:	/s/ Zishen Wu Name: Zishen Wu Title: Director

Morgan Stanley Private Equity Asia III, L.L.C.

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member
By:	/s/ Samantha Jennifer Cooper Name: Samantha Jennifer Cooper Title: Vice President

Morgan Stanley Private Equity Asia III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner
By:	Morgan Stanley Private Equity Asia III, Inc., its managing member
By:	/s/ Samantha Jennifer Cooper Name: Samantha Jennifer Cooper Title: Vice President

Morgan Stanley Private Equity Asia III Holdings
(Cayman) Ltd.

By:	/s/ Samantha Jennifer Cooper Name: Samantha Jennifer Cooper Title: Director

MSPEA Agriculture Holding Limited

By:	/s/ Samantha Jennifer Cooper Name: Samantha Jennifer Cooper Title: Director

Lead Rich International Limited

By:	/s/ Peng Liu Name: Peng Liu Title: Director

Stable Rich Capital Advisory Limited

By:	/s/ Peng Liu Name: Peng Liu Title: Director

Peng Liu

By:	/s/ Peng Liu

Prosper Sino Development Limited

By:	/s/ LAU Lai Sze Name: Miss LAU Lai Sze, representing INB Holdings Limited Title: Director

Exhibit Index

(a)-(1) Proxy Statement of Yongye International, Inc., incorporated by reference to the Schedule 14A filed with the SEC on May 2, 2014.***

(a)-(2) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.***

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.***

(a)-(4) Press Release issued by the Company, dated April 9, 2014, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on April 9, 2014.

(b)-(1) Facility Contract by and between CDB and Parent, dated September 23, 2013, incorporated herein by reference to Exhibit 7.03 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(b)-(2) Note Purchase Agreement, dated September 23, 2013, among Lead Rich, Mr. Wu and Holdco, incorporated herein by reference to Exhibit 7.06 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(c)-(1) Opinion of Houlihan Lokey Capital, Inc., dated April 9, 2014, incorporated herein by reference to Annex B to the Proxy Statement.***

(c)-(2) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated December 10, 2012.*

(c)-(3) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated January 31, 2013.*

(c)-(4) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated July 9, 2013.*

(c)-(5) English Translation of Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated August 29, 2013.†

(c)-(6) English Translation of Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated September 21, 2013.†

(c)-(7) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated September 23, 2013.*

(c)-(8) Addendum to Houlihan Lokey Capital, Inc. Engagement Letter, dated December 5, 2012.††

(c)-(9) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated April 9, 2014.**

(d)-(1) Agreement and Plan of Merger, dated as of September 23, 2013, among the Company, Holdco, Parent and Merger Sub, incorporated herein by reference to Annex A-1 to the Proxy Statement.***

(d)-(2) Limited Guarantee, dated as of September 23, 2013 by Mr. Wu and MSPEA in favor of the Company, incorporated herein by reference to Exhibit 9.2 to the Current Report on Form 8-K filed by the Company with the SEC on September 23, 2013.

(d)-(3) Voting Agreement, dated September 23, 2013, by the Company, Parent and the rollover holders, incorporated herein by reference to Exhibit 9.1 to the Current Report on Form 8-K filed by the Company with the SEC on September 23, 2013.

(d)-(4) Contribution Agreement, dated September 23, 2013, by and among the Company, Parent and the rollover holders, incorporated herein by reference to Exhibit 7.08 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(5) Equity Commitment Letter by and between Mr. Wu and Parent, dated September 23, 2013, incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(6) Equity Commitment Letter by and among Lead Rich, Holdco and Parent, dated September 23, 2013, incorporated herein by reference to Exhibit 7.05 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(7) First Amended and Restated Interim Investors Agreement by and among Mr. Wu, Ms. Zhong, Full Alliance, MSPEA and Lead Rich, dated April 9, 2014, incorporated herein by reference to Exhibit 7.16 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on April 10, 2014.

(d)-(8) Amendment to Contribution Agreement, dated November 25, 2013, by and among the Company, Parent and the rollover holders, incorporated herein by reference to Exhibit 7.13 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on November 25, 2013.

(d)-(9) Amendment No. 1 to the Merger Agreement, dated April 9, 2014, among the Company, Holdco, Parent and Merger Sub, incorporated herein by reference to Annex A-2 to the Proxy Statement.***

(f) Not applicable.

(g) Not applicable.

*	Previously filed on October 28, 2013.
†	Previously filed on November 6, 2013.
††	Previously filed on November 26, 2013.
**	Previously filed on April 16, 2014.
***	Previously filed on May 2, 2014.